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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     ---------------------------------------

                                 AMENDMENT NO. 2

                                 ANADIGICS, INC.
                       (Name of Subject Company (Issuer))
                       ----------------------------------

                                 ANADIGICS, INC.
                        (Name of Filing Person (Offeror))
                        ---------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
               UNDER THE ANADIGICS, INC. 1995 LONG TERM INCENTIVE
      AND SHARE AWARD PLAN AND THE ANADIGICS, INC. 1997 LONG TERM INCENTIVE
                       AND SHARE AWARD PLAN FOR EMPLOYEES
                         (Title of Class of Securities)

                                    032515108
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                 THOMAS C. SHIELDS                           Copies to:
Senior Vice President and Chief Financial Officer     PETER H. EHRENBERG, ESQ.
                  ANADIGICS, Inc.                      Lowenstein Sandler PC
               141 Mt. Bethel Road                      65 Livingston Avenue
                 Warren, NJ 07059                        Roseland, NJ 07068
                  (908) 668-5000                           (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

    [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]



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                             INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 3, 2003, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 7, 2003 (as amended the "Schedule TO") relating to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock at a per share exercise price equal to the closing price of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated July 3, 2003

Item 12. Exhibits.

           (a) (1) Offer to Exchange, dated July 3, 2003.*

               (2) Form of Letter of Transmittal.*

               (3) Form of Letter to Eligible Option Holders.*

               (4) Form of Letter to Tendering Option Holders.*

               (5) Form of E-mail Letter to ANADIGICS, Inc. Employees.*

               (6) Form of E-mail Used for Confirming the Receipt of the Letter of Transmittal.*

               (7) Form of E-mail to be sent to Optionees About the Deadline to
                   Submit the Letter of Transmittal.*

               (8) ANADIGICS, Inc. Annual Report on Form 10-K for the year ended
                   December 31, 2002, filed with the Securities and Exchange Commission on March 3, 2003 and incorporated herein by reference.

               (9) ANADIGICS, Inc. Quarterly Report on Form 10-Q for the three months ended March 29, 2003, filed with the Securities and Exchange Commission on April 30, 2003 and incorporated herein by reference.

              (10) Press Release issued by ANADIGICS, Inc. on July 7, 2003.*

              (11) Form of E-mail Supplement to ANADIGICS, Inc. Employees.

           (b) Not applicable.

           (d) (1) ANADIGICS, Inc. 1995 Long Term Incentive and Share Award Plan, as amended.*

               (2) ANADIGICS, Inc. 1997 Long Term Incentive and Share Award
                   Plan for Employees, as amended.*

           (g) Not applicable.

           (h) Not applicable.

           *  Previously filed.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                     ANADIGICS, INC.

                                     By: /s/ Thomas C. Shields
                                         --------------------------------------
                                    Thomas C. Shields, Senior Vice President,
                                    Chief Financial Officer and Secretary

Date: July 10, 2003




                                INDEX TO EXHIBITS

Exhibit Number     Description
--------------     -----------
   (a)(11)         Form of E-mail Supplement to ANADIGICS, Inc. Employees.





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